Via Facsimile and U.S. Mail
Mail Stop 6010


January 19, 2006

Mr. Arthur F. Trudel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 302
Rockville, MD 20850

      Re:	Argan, Inc.
		Form 10-KSB/A for Fiscal Year Ended January 31, 2005 Form 10-QSB for Fiscal Quarter Ended October 31, 2005 Filed December 2, 2005 and December 14, 2005
		File No. 001-31756

Dear Mr. Trudel:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended January 31, 2005

Management`s Discussion and Analysis or Plan of Operation
Results of Operations, page 30

1. Your tabular disclosure and the related discussion of your operations should present the financial information and analysis of your historical statements of operations for the fiscal years ended
January 31, 2005 and 2004 as required by Item 303(b) of Regulation
S-
B. You can supplement that with a discussion of pro forma amounts.
Please confirm to us that you will comply with this comment in your next Form 10-KSB.

Notes to Consolidated Financial Statements

Note 3- Summary of Significant Accounting Policies, page 49
2. Please provide us with additional information regarding your determination of the expected life of your employee share options and address the difference of 5 years versus 10 years for January 31, 2005 and January 31, 2004, respectively. Please refer to paragraphs
A26 and A27 of SFAS No. 123 (R). Additionally, please quantify the impact of utilizing the expected life in your pro forma valuation, should it differ from the actual input utilized for the periods presented.

Note 4- Acquisitions, page 50

3. Please provide us with additional information detailing the
$2.5
million in non-contractual customer relationships that you recognized pursuant to your acquisition of Vitarich Laboratories, Inc. ("VLI").
In so doing, please address your conclusion they constitute an identifiable intangible asset that meets the separability criterion for recognition apart from the actual customer contracts. Please refer to paragraph 39 of SFAS No. 141 and to EITF No. 02-17.
4. Please provide to us, in a disclosure-type format, the information required by paragraph 51(b) of SFAS No. 141 regarding the reasons for your recognition of goodwill in connection with the purchase of VLI.

5. We did not find certain of the disclosures required by paragraph
45 of SFAS No. 142. Please direct us to it or provide us with the required information in a disclosure-type format.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

Management`s Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 23
6. We noted that the goodwill in the nutraceutical segment represents
68% of your consolidated stockholders` equity as of October 31, 2005.
Please provide us with additional information supporting your conclusion that the $12.4 million of goodwill in the nutraceutical segment is not impaired at October 31, 2005, particularly given the loss from operations for the three and nine months ended October 31,
2005. Additionally, please provide to us a more robust discussion, in a disclosure-type format, of the related critical accounting policy that outlines your evaluation of the impairment of goodwill and the underlying judgments and assumptions utilized by management.

Liquidity and Capital Resources, page 31
7. Your cash flow discussion merely repeats amounts disclosed on the statements of cash flows. Please provide to us, in a disclosure-type format, information that outlines the underlying reasons for significant changes in line items from period to period; for example, cash paid for property, plant and equipment of $955,000.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.


      	Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
Accountant
??

??

??

??

Mr. Arthur Trudel
Argan, Inc.
January 19, 2006
Page 3